Exhibit 99.1

BioNTech Announces Appointment of Kylie Jimenez to Management Board as Chief People Officer

Mainz, Germany, January 28, 2026 (GLOBE NEWSWIRE) – BioNTech SE (Nasdaq: BNTX, “BioNTech” or “the Company”) announced today that the Supervisory Board has appointed Kylie Jimenez to the Management Board as Chief People Officer (“CPO”) effective March 1, 2026. The appointment is in line with BioNTech’s strategy to become a multi-product oncology company by 2030 and underscores the importance of its global, highly skilled workforce in achieving this objective. In the newly created Management Board role, Kylie Jimenez will be responsible for shaping and leading BioNTech’s people strategy and its execution in alignment with the Company’s priorities and business goals. She will focus on attracting, developing and retaining talents and strengthening an inclusive culture. She will be based in the Company’s headquarters in Mainz, Germany.

Kylie Jimenez is a seasoned global HR executive with more than 20 years of experience in shaping and scaling international organizations. She will join BioNTech from the international manufacturing company Georg Fischer where she currently serves as global Chief Human Resources Officer (“CHRO”). Her previous experience includes human resources executive roles at the multinational automotive manufacturing company Toyota as well as different HR expert roles at Johnson & Johnson and General Mills. Kylie Jimenez has a strong track record of developing sustainable people strategies and executing them into business outcomes. During her career, she has guided global enterprises through several transformation programs, aligning global strategic priorities with regional business needs. This includes the shift from a country-based structure to a centralized model for more than 40 countries as well as the development and implementation of several new HR operating models to support performance, inclusion, and enterprise agility.

“We are pleased to welcome Kylie Jimenez to BioNTech’s Management Board. Her extensive international experience in human resources and organizational leadership will further build on the successful track-record of the Company and help navigate BioNTech through an exciting phase,” said Helmut Jeggle, Chairman of the Supervisory Board of BioNTech. “Kylie Jimenez’s appointment reflects the importance of a global people strategy and its local execution to drive BioNTech’s long-term objectives. Further, it reinforces the Company’s commitment to operational excellence, aimed at expanding long-term value for shareholders, employees and patients alike.”

“I am honored to join BioNTech and contribute to its exciting journey,” said Kylie Jimenez, designated Chief People Officer at BioNTech. “Throughout my career, I have focused on shaping people strategies that drive deep engagement, simplify organizational structures and foster an environment that enables teams to thrive. BioNTech’s unique culture and its highly qualified employees are the foundation of its success, and I look forward to collaborating with my future colleagues on the Management Board and the teams around the globe to support the Company in realizing its mission.”

Kylie Jimenez holds citizenship in Canada, Spain, and Australia, and a bachelor’s degree from the University of Waterloo, Ontario.

A photo of Kylie Jimenez (© BioNTech SE, 2026) is available for download in BioNTech’s newsroom.

About BioNTech
Biopharmaceutical New Technologies (BioNTech) is a global next generation immunotherapy company pioneering novel investigative therapies for cancer and other serious diseases. BioNTech exploits a wide array of computational discovery and therapeutic modalities with the intent of rapid development of novel biopharmaceuticals. Its diversified portfolio of oncology product candidates aiming to address the full continuum of cancer includes mRNA cancer immunotherapies, next-

generation immunomodulators and targeted therapies such as antibody-drug conjugates (ADCs) and innovative chimeric antigen receptor (CAR) T cell therapies. Based on its deep expertise in mRNA development and in-house manufacturing capabilities, BioNTech and its collaborators are researching and developing multiple mRNA vaccine candidates for a range of infectious diseases alongside its diverse oncology pipeline. BioNTech has established a broad set of relationships with multiple global and specialized pharmaceutical collaborators, including Bristol Myers Squibb, Duality Biologics, Fosun Pharma, Genentech, a member of the Roche Group, Genmab, MediLink, OncoC4, Pfizer and Regeneron.

For more information, please visit www.BioNTech.com.

BioNTech Forward-Looking Statements
This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, as amended, including, but not limited to, statements concerning: expected changes to BioNTech’s leadership and the potential benefits of BioNTech’s leadership hires; BioNTech’s research and development programs; BioNTech’s focus on building commercial capabilities for potential market launches; and BioNTech’s expectations regarding the timing of, ability to obtain and maintain regulatory approval of, and planned readiness for, such launches. In some cases, forward-looking statements can be identified by terminology such as “will,” “may,” “should,” “expects,” “intends,” “plans,” “aims,” “anticipates,” “believes,” “estimates,” “predicts,” “potential,” “continue,” or the negative of these terms or other comparable terminology, although not all forward-looking statements contain these words. The forward-looking statements in this press release are neither promises nor guarantees, and you should not place undue reliance on these forward-looking statements because they involve known and unknown risks, uncertainties and other factors, many of which are beyond BioNTech’s control and which could cause actual results to differ materially from those expressed or implied by these forward-looking statements. These risks and uncertainties include, but are not limited to: discussions with regulatory agencies regarding timing and requirements for additional clinical trials; the ability to produce comparable clinical results in future clinical trials; competition related to BioNTech’s product candidates, including those with different mechanisms of action and different manufacturing and distribution constraints, on the basis of, among other things, efficacy, cost, convenience of storage and distribution, breadth of approved use, side-effect profile and durability of immune response; the timing of and BioNTech’s ability to obtain and maintain regulatory approval for BioNTech’s product candidates; BioNTech’s and its counterparties’ ability to manage and source necessary resources; BioNTech’s ability to identify research opportunities and discover and develop investigational medicines; the ability and willingness of BioNTech’s third-party collaborators to continue research and development activities relating to BioNTech’s development candidates and investigational medicines; BioNTech’s and its collaborators’ ability to commercialize and market its product candidates, if approved; BioNTech’s ability to manage its development and expansion; regulatory developments in the United States and other countries and regions; BioNTech’s ability to effectively scale its production capabilities and manufacture its product candidates; and other factors not known to BioNTech at this time.

You should review the risks and uncertainties described under the heading “Risk Factors” in BioNTech’s Report on Form 6-K for the period ended September 30, 2025 and in subsequent filings made by BioNTech with the SEC, which are available on the SEC’s website at www.sec.gov. These forward-looking statements speak only as of the date hereof. Except as required by law, BioNTech disclaims any intention or responsibility for updating or revising any forward-looking statements contained in this press release in the event of new information, future developments or otherwise.

CONTACTS

Media Relations
Jasmina Alatovic
Media@biontech.de

Investor Relations
Douglas Maffei, PhD
Investors@biontech.de

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